FINANCIAL STATEMENTS
Discovery Producer Services LLC
Years Ended December 31, 2019, 2018 and 2017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members and Management Committee of
Discovery Producer Services LLC

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Discovery Producer Services LLC (the
“Company”) as of December 31, 2019 and 2018, the related consolidated statements of operations and comprehensive income, members’ capital and cash flows for each of the three years in the period ended December 31, 2019, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with U.S. generally accepted accounting principles.

Adoption of New Accounting Standard

As discussed in Note 2 to the consolidated financial statements, the Company changed its method for accounting for revenue effective January 1, 2018.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young LLP

We have served as the Company’s auditor since 2002
Tulsa, Oklahoma
February 14, 2020

DISCOVERY PRODUCER SERVICES LLC
CONSOLIDATED BALANCE SHEETS

	December 31,
	2019	2018
ASSETS	(In thousands)
Current assets:
Cash and cash equivalents	$13,864	$18,187
Trade accounts receivable:
Affiliate	11,943	11,142
Other	4,557	6,674
Prepaid insurance	2,908	2,607
Inventory	3,577	3,509
Total current assets	36,849	42,119
Property, plant and equipment, net	1,012,525	1,079,375
Right of use asset	3,353	—
Intangible assets, net	11,504	13,564
Total assets	$1,064,231	$1,135,058

LIABILITIES AND MEMBERS’ CAPITAL
Current liabilities:
Accounts payable:
Affiliate	$224	$344
Other	13,126	17,595
Asset retirement obligations	—	505
Deferred revenue	14,070	17,968
Operating leases liabilities	207	—
Other current liabilities	216	224
Total current liabilities	27,843	36,636
Non Current liabilities
Asset retirement obligations	128,123	136,684
Deferred revenue	66,771	61,559
Customer deposits	1,533	2,795
Operating leases liabilities	3,145	—
Commitments and contingent liabilities (Note 7)
Members' capital
Members' capital accounts	835,550	896,055
Other comprehensive income	1,266	1,329
Total members’ capital	836,816	897,384
Total liabilities and members’ capital	$1,064,231	$1,135,058

See accompanying notes to the financial statements.

DISCOVERY PRODUCER SERVICES LLC
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

	Year Ended December 31,
	2019	2018	2017
	(In thousands)

Revenues:
Product sales:
Affiliate	$40,814	$46,699	$165,525
Third-party	4,535	3,871	93
Transportation services
Affiliate	14	—	—
Third-party	30,067	22,675	46,395
Gathering and processing services:
Affiliate	1,834	1,005	687
Third-party	60,800	69,504	191,351
Commodity consideration	37,598	44,497	—
Other revenues	7,346	9,606	8,793
Total revenues	183,008	197,857	412,844
Costs and expenses:
Product cost
Affiliate	—	—	8,750
Third-party	42,486	47,819	126,610
Processing commodity expense:
Affiliate	8,655	9,151	—
Third-party	10,068	6,894	—
Operating and maintenance expenses:
Affiliate	9,284	9,610	9,510
Third-party	27,424	28,692	28,719
Depreciation, amortization and accretion	67,063	71,080	93,110
Taxes other than income	2,895	2,932	2,913
General and administrative expenses- affiliate	7,937	7,639	7,454
Other (income) expense, net	(1,482)	(24)	(6,553)
Total costs and expenses	174,330	183,793	270,513
Operating income	8,678	14,064	142,331
Interest income (expense)	(883)	(638)	177
Net income	7,795	13,426	142,508
Net loss from derivative instruments, including amounts reclassified into earnings	(63)	(64)	(63)
Comprehensive income	$7,732	$13,362	$142,445

See accompanying notes to the financial statements.

DISCOVERY PRODUCER SERVICES LLC
CONSOLIDATED STATEMENT OF MEMBERS' CAPITAL

	Williams Field Services Group, LLC	DCP Assets Holding, LP	Accumulated Other Comprehensive Income	Total
	(In thousands)
Balance December 31, 2016	$610,362	$405,880	$1,456	$1,017,698
Contributions	834	556	—	1,390
Distributions	(127,266)	(84,844)	—	(212,110)
Net income	85,504	57,004	—	142,508
Other comprehensive loss	—	—	(63)	(63)
Balance December 31, 2017	$569,434	$378,596	$1,393	$949,423
Contributions	5,454	3,636	—	9,090
Distributions	(45,420)	(30,280)	—	(75,700)
Net income	8,056	5,370	—	13,426
Cumulative effect adjustments - Adoption of ASU 606	725	484	—	1,209
Other comprehensive loss	—	—	(64)	(64)
Balance December 31, 2018	$538,249	$357,806	$1,329	$897,384
Contributions	300	200	—	500
Distributions	(41,280)	(27,520)	—	(68,800)
Net income	4,677	3,118	—	7,795
Other comprehensive loss	—	—	(63)	(63)
Balance December 31, 2019	$501,946	$333,604	$1,266	$836,816

See accompanying notes to financial statements.

DISCOVERY PRODUCER SERVICES LLC
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2019	2018	2017
	(In thousands)
OPERATING ACTIVITIES:
Net income	$7,795	$13,426	$142,508
Adjustments to reconcile cash provided by operations:
Depreciation, amortization, and accretion	67,063	71,080	93,110
Loss on retirement of equipment	—	—	—
Other non-cash item	(1,485)	800	(6,556)
Cash provided (used) by changes in assets and liabilities:
Trade accounts receivable	1,313	(567)	25,726
Prepaid insurance	(300)	280	37
Inventory	(68)	(126)	(199)
Accounts payable	(4,978)	1,504	6,221
Asset retirement obligation	(196)	(4,724)	(679)
Customer deposits	(1,250)	(696)	147
Other current liabilities	(20)	14	(50)
Deferred revenue	1,314	(11,443)	(30,452)
Net cash provided by operating activities	69,188	69,548	229,813
INVESTING ACTIVITIES:
Property, plant and equipment - capital expenditures *	(5,211)	(7,578)	(7,390)
Net cash used by investing activities	(5,211)	(7,578)	(7,390)
FINANCING ACTIVITIES:
Distributions to members	(68,800)	(75,700)	(212,110)
Capital contributions	500	9,090	1,390
Net cash used by financing activities	(68,300)	(66,610)	(210,720)
Increase (decrease) in cash and cash equivalents	(4,323)	(4,640)	11,703
Cash and cash equivalents beginning of period	18,187	22,827	11,124
Cash and cash equivalents end of period	$13,864	$18,187	$22,827

Supplemental Disclosures
Non cash additions (retirements) to PP&E	$—	$—	$5,300

* Increase to property, plant and equipment	$(5,600)	$(6,302)	$(8,300)
Changes in related accounts payable - affiliate, accounts payable, and construction retainage payable	389	(1,276)	910
Capital expenditures	$(5,211)	$(7,578)	$(7,390)

See accompanying notes to financial statements.

DISCOVERY PRODUCER SERVICES LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1.  Organization and Description of Business

Unless the context clearly indicates otherwise, references in this report to “we”, “our”, “us” or similar language refers to Discovery Producer Services LLC and its wholly-owned subsidiary, Discovery Gas Transmission LLC (DGT). We are a Delaware limited liability company formed on June 24, 1996 for the purpose of constructing and operating a cryogenic natural gas processing plant near Larose, Louisiana and a natural gas liquids fractionator near Paradis, Louisiana. DGT is a Delaware Limited Liability Company formed on June 24, 1996 for the purpose of constructing and operating an offshore natural gas deep water pipeline in the Gulf of Mexico which connects to our gas processing plant in Larose, Louisiana. We have since connected several laterals to the DGT pipeline to expand our presence in the Gulf of Mexico.

We are owned 60% by Williams Field Services Group, LLC (WFS) (a wholly-owned subsidiary of The Williams Companies, Inc. (WMB)) and 40% by DCP Assets Holding, LP (a wholly-owned subsidiary of DCP Midstream Partners, LP (DCP)). WFS is our operator. Herein, The Williams Companies, Inc., and WFS are collectively referred to as “Williams.” Williams and DCP are collectively referred to as “members”.

We evaluated our disclosure of subsequent events through February 14, 2020, the date our financial statements were issued.

Note 2.  Summary of Significant Accounting Policies
Basis of Presentation.  The consolidated financial statements have been prepared based upon accounting principles generally accepted in the United States and include the accounts of the parent and our wholly-owned subsidiary, DGT. Intercompany accounts and transactions have been eliminated.
Accounting standards issued and adopted
In February 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2016-02 “Leases (Topic 842)” (ASU 2016-02). ASU 2016-02 establishes a comprehensive new lease accounting model. ASU 2016-02 modifies the definition of a lease, requires a dual approach to lease classification similar to prior lease accounting, and causes lessees to recognize operating leases on the balance sheet as a lease liability measured as the present value of the future lease payments with a corresponding right-of-use asset, with an exception for leases with a term of one year or less. Additional disclosures are required regarding the amount, timing, and uncertainty of cash flows arising from leases. In January 2018, the FASB issued ASU 2018-01 “Leases (Topic 842): Land Easement Practical Expedient for Transition to Topic 842” (ASU 2018-01). Per ASU 2018-01, land easements and rights-of-way are required to be assessed under ASU 2016-02 to determine whether the arrangements are or contain a lease. ASU 2018-01 permits an entity to elect a transition practical expedient to not apply ASU 2016-02 to land easements that exist or expired before the effective date of ASU 2016-02 and that were not previously assessed under the previous lease guidance in Accounting Standards Codification (ASC) Topic 840 “Leases.”
In July 2018, the FASB issued ASU 2018-11 “Leases (Topic 842): Targeted Improvements” (ASU 2018-11). Prior to ASU 2018-11, a modified retrospective transition was required for financing or operating leases existing at or entered into after the beginning of the earliest comparative period presented in the financial statements. ASU 2018-11 allows entities an additional transition method to the existing requirements whereby an entity could adopt the provisions of ASU 2016-02 by recognizing a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption without adjustment to the financial statements for periods prior to adoption. ASU 2018-11 also allows a practical expedient that permits lessors to not separate non-lease components from the associated lease component if certain conditions are present. ASU 2016-02 is effective for interim and annual periods beginning after December 15, 2018. We prospectively adopted ASU 2016-02 effective January 1, 2019, and did not adjust prior periods as permitted by ASU 2018-11 (see Note 3 – Leases).
We completed our review of contracts to identify leases based on the modified definition of a lease and implemented changes to our internal controls to support management in the accounting for and disclosure of leasing activities upon adoption of ASU 2016-02. We implemented a financial lease accounting system to assist management in the accounting for leases upon adoption. The most significant changes to our financial statements as a result of adopting ASU 2016-02 relate to the recognition of a $3.8 million lease liability and offsetting right-of-use asset in our Consolidated Balance Sheet for operating leases. We also evaluated ASU 2016-02’s available practical expedients on adoption and have generally elected to adopt certain practical expedients, which includes the practical expedient to not separate lease and nonlease components by both lessees and lessors by class of underlying assets and the land easements practical expedient.
Accounting standards issued but not yet adopted
In June 2016, the FASB issued ASU 2016-13 “Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” (ASU 2016-13). ASU 2016-13 changes the impairment model for most financial assets and certain other instruments. For trade and other receivables, held-to-maturity debt securities, loans, and other instruments, entities will be required to use a new forward-looking “expected loss” model that generally will result in the earlier recognition of allowances for losses. The guidance also requires increased disclosures. ASU 2016-13 is effective for us for interim and annual periods beginning after December 15, 2019. We are adopting ASU 2016-13 effective January 1, 2020. We anticipate that ASU 2016-13 will primarily apply to our trade receivables. While we do not expect a significant financial impact, we have analyzed our historical credit loss experience and continue to develop and implement processes, procedures, and internal controls in order to make the necessary credit loss assessments and required disclosures upon adoption.
Use of Estimates.  The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Significant estimates and assumptions include:
•Asset retirement obligations
•Depreciable asset lives
•Revenue recognition, including estimates utilized in recognition of deferred revenue

Cash and Cash Equivalents.  The cash and cash equivalents balance include cash equivalents which are invested in funds with high-quality, short-term securities and instruments that are issued or guaranteed by the U.S. government. These securities have maturities of three months or less when acquired.

Trade Accounts Receivable.  Trade accounts receivable are carried on a gross basis, with no discounting, less an allowance for doubtful accounts. We do not recognize an allowance for doubtful accounts at the time the revenue that generates the accounts receivable is recognized. We estimate the allowance for doubtful accounts based on existing economic conditions, the financial condition of the customers and the amount and age of past due accounts. Receivables are considered past due if full payment is not received by the contractual due date. Past due accounts are generally written off against the allowance for doubtful accounts only after all collection attempts have been exhausted. There is no allowance for doubtful accounts as of December 31, 2019 and 2018.

Prepaid Insurance. Prepaid insurance represents the unamortized balance of insurance premiums. These payments are amortized on a straight-line basis over the policy term.

Gas Imbalances.  In the course of providing transportation services to customers, we may receive different quantities of gas from shippers than the quantities delivered on behalf of those shippers. This results in gas transportation imbalance receivables and payables. The imbalance is recovered or repaid in cash, based on market-based prices, or through the receipt or delivery of gas in the future. Imbalance receivables are valued based on the lower of the current market prices; or the weighted average cost of natural gas in the system. Imbalance payables are valued at current market prices. Settlement of imbalances requires an agreement between the pipelines and shippers as to the allocations of volumes to specific transportation contracts, and the timing of delivery of gas based on operational conditions. Pursuant to a settlement with our shippers issued by the Federal Energy Regulatory Commission (FERC) on February 5, 2008, if a cash-out refund is due and payable to a shipper during any year pursuant to our FERC Gas Tariff, the shipper will be deemed to have immediately assigned its right to the refund amount to us.

Inventory. Inventories primarily consist of materials and supplies, with a minor amount related to natural gas liquids. Inventories are stated at the lower of cost or net realized value.

Property, Plant and Equipment.  Property, plant and equipment is recorded at cost. We base the carrying value of these assets on estimates, assumptions and judgments relative to capitalized costs, useful lives and salvage values. The natural gas and natural gas liquids maintained in the pipeline facilities necessary for their operation (line fill) are included in property, plant and equipment. Depreciation of property, plant and equipment is provided on a straight-line basis over the estimated useful lives of 25 to 35 years. Expenditures for maintenance and repairs are expensed as incurred. Expenditures that extend the useful lives of the assets or increase their functionality are capitalized. The cost of property, plant and equipment sold or retired and the related accumulated depreciation is removed from the accounts in the period of sale or disposition. Gains and losses on the disposal of property, plant and equipment are recorded in operating income.

We record an asset and a liability equal to the present value of each expected future asset retirement obligation (ARO). Measurements of AROs include, as a component of future expected costs, an estimate of the price that a third party would demand, and coup expect to receive, for bearing the uncertainties inherent in the obligations, sometimes referred to as market-risk premium. The ARO asset increases the carrying value of the underlying physical asset and is depreciated with the underlying physical asset. We measure changes in the liability due to passage of time by applying an interest method of allocation. This amount is recognized as an increase in the carrying amount of the liability and as corresponding accretion expense included in operating income.

Intangible Assets. Our intangible assets are primarily related to amounts we paid to another party to allow us to access and serve product being shipped on their pipeline. Our intangible assets are amortized on a straight-line basis over the period in which these assets contribute to our cash flows. We evaluate these assets for changes in the expected remaining useful lives and would reflect any changes prospectively through amortization over the revised remaining useful life.

Impairment of Long-Lived Assets.  We evaluate long-lived assets for impairment when events or changes in circumstances indicate that, in our management’s judgment, the carrying value of such assets may not be recoverable. When such a determination has been made, we compare our estimate of undiscounted future cash flows attributable to the assets to the carrying value of the assets to determine whether the carrying value is recoverable. If the carrying value is not recoverable, we determine the amount of the impairment recognized in the financial statements by estimating the fair value of the assets and recording a loss for the amount by which the carrying value exceeds the estimated fair value. There were no impairments recorded during 2019, 2018 and 2017.

Customer Deposits. We extend credit to customers in the normal course of business and perform ongoing credit evaluations of our customers. We may require cash deposit from our customers based on their overall creditworthiness.  The dollars are recorded as a non -current liability on the consolidated balance sheet.

Income Taxes.  For federal tax purposes, we have elected to be treated as a partnership with each member being separately taxed on its ratable share of our taxable income. This election, to be treated as a pass-through entity, also applies to our wholly owned subsidiary, DGT. Therefore, no income taxes or deferred income taxes are reflected in the consolidated financial statements.

Other Comprehensive loss. Amounts recorded in other comprehensive loss relate to cash flow hedges we entered into to hedge forecasted foreign currency-denominated payments for pipeline construction. We recorded the effective portion of changes in the fair value of those hedges in other comprehensive loss, and reclassify such amounts into income on a straight-line basis over the period that we are depreciating the assets to which the hedges related.
Revenue Recognition. Revenue for sales of products is recognized in the period of delivery, and revenues from the gathering, transportation, and processing of gas are recognized in the period the service is provided based on contractual terms and the related natural gas and liquid volumes. DGT is subject to FERC regulations, and accordingly, certain revenues collected may be subject to possible refunds upon final orders in pending cases. DGT records rate refund liabilities considering its and other third parties’ regulatory proceedings, advice of counsel, estimated total exposure as discounted and risk weighted, and collection and other risks. There was no rate refund liability accrued at December 31, 2019 or 2018.
Customers for our service revenues are comprised of oil and natural gas producers. Williams is the primary customer for our sales of natural gas liquids.

A performance obligation is a promise in a contract to transfer a distinct good or service (or integrated package of goods or services) to the customer. A contract’s transaction price is allocated to each distinct performance obligation and recognized as revenue, when, or as, the performance obligation is satisfied. A performance obligation is distinct if the service is separately identifiable from other items in the integrated package of services and if a customer can benefit from it on its own or with other resources that are readily available to the customer. An integrated package of services typically represents a single performance obligation if the services are contained within the same contract or within multiple contracts entered into in contemplation with one another that are highly interdependent or highly interrelated, meaning each of the services is significantly affected by one or more of the other services in the contract. Our service revenue contracts contain a series of distinct services, with the majority of our contracts having a single performance obligation that is satisfied over time as the customer simultaneously receives and consumes the benefits provided by our performance. Most of our product sales contracts have a single performance obligation with revenue recognized at a point in time when the products have been sold and delivered to the customer.
For our businesses, reimbursement and service contracts with customers are viewed together as providing the same commercial objective, as we have the ability to negotiate the mix of consideration between reimbursements and amounts billed over time. Accordingly, we generally recognize reimbursements of construction costs from customers on a gross basis as a contract liability separate from the associated costs included within property, plant, and equipment. The contract liability is recognized into service revenues as the underlying performance obligations are satisfied.
Gathering, Processing, and Transportation Services
Revenues from our businesses include contracts for natural gas gathering, processing, treating, compression, transportation, and other related services with contract terms that are generally long-term in nature and may extend up to the production life of the associated reservoir. As such, revenue is recognized at the daily completion of the integrated package of services as the integrated package represents a single performance obligation. Additionally, certain contracts in our businesses contain fixed or upfront payment terms that result in the deferral of revenues until such services have been performed or such capacity has been made available.
We generally earn a contractually stated fee per unit for the volume of product transported, gathered, or processed. The rate is generally fixed; however, certain contracts contain variable rates that are subject to change based on levels of throughput. For all of our contracts, we allocate the transaction price to each performance obligation based on the relative standalone selling price. The excess of consideration received over revenue recognized results in the deferral of those amounts until future periods based on a units of production or straight-line methodology.
Under keep-whole and percent-of-liquids processing contracts, we receive commodity consideration in the form of natural gas liquids (NGLs) and take title to the NGLs at the tailgate of the plant. We recognize such commodity consideration as service revenue based on the market value of the NGLs retained at the time the processing is provided. The current market value, as opposed to the market value at the contract inception date, is used due to a combination of factors, including the fact that the volume, mix, and market price of NGL consideration to be received is unknown at the time of contract execution and is not specified in our contracts with customers. Additionally, product sales revenue (discussed below) is recognized upon the sale of the NGLs to a third party based on the sales price at the time of sale. As a result, revenue is recognized both at the time the processing service is provided in Commodity consideration and at the time the NGLs retained as part of the processing service are sold in Product sales. The recognition of revenue related to commodity consideration has the impact of increasing the book value of NGL inventory, resulting in higher product cost at the time of sale. Given that most inventory is sold in the same period that it is generated, the impact of these transactions is expected to have little impact to operating income.
Product Sales
In the course of providing gathering and processing services to customers of our businesses, we may receive different quantities of natural gas from customers than the quantities delivered on behalf of those customers. The resulting imbalances are primarily settled through the purchase or sale of natural gas with each customer under terms provided for in our FERC tariffs or gathering and processing agreements. Revenue is recognized from the sale of natural gas upon settlement of imbalances.

In certain instances, we purchase NGLs, and natural gas from our oil and natural gas producer customers. In addition, we retain NGLs as consideration in certain processing arrangements, as discussed above in the Service Revenues section. We recognize revenue from the sale of these commodities when the products have been sold and delivered, except in certain instances where we have concluded that we are an agent in the arrangement, in which case we record such sales on a net basis. Our product sales contracts are primarily short-term contracts based on prevailing market rates at the time of the transaction.
Revenue recognition (subsequent to adoption of ASC606 on January 1,2018). Revenue for sales of products is recognized in the period of delivery, and revenues from the gathering, transportation, and processing of gas are recognized in the period the service is provided based on contractual terms and the related natural gas and liquid volumes. DGT is subject to FERC regulations, and accordingly, certain revenues collected may be subject to possible refunds upon final orders in pending cases. DGT records rate refund liabilities considering its and other third parties’ regulatory proceedings, advice of counsel, estimated total exposure as discounted and risk weighted, and collection and other risks. There was no rate refund liability accrued at December 31, 2019 or 2018 We recognize revenue from the sale of these commodities when the products have been sold and delivered and concluded we are the principal in the arrangement and as such record the sales and cost of sales on a gross basis.
Note 3. Leases
We are a lessee through non-cancellable lease agreements for property and equipment used in our operations functions. We recognize a lease liability with an offsetting right-of-use asset in our Consolidated Balance Sheet for operating leases based on the present value of the future lease payments. As an accounting policy, we have elected to combine lease and non-lease components for all classes of leased assets in our calculation of the lease liability and the offsetting right-of-use asset.
Our lease agreements require both fixed and variable periodic payments, with initial terms averaging 22 years, with one having a term of up to 43 years. Payment provisions in certain of our lease agreements contain escalation factors which may be based on stated rates or a change in a published index at a future time. The amount by which a lease escalates based on the change in a published index, which is not known at lease commencement, is considered a variable payment and is not included in the present value of the future lease payments, which only includes those that are stated or can be calculated based on the lease agreement at lease commencement. In addition to the non-cancellable periods, many of our lease agreements provide for one or more extensions of the lease agreement for periods ranging from one year in length to an indefinite number of times following the specified contract term. Other lease agreements provide for extension terms that allow us to utilize the identified leased asset for an indefinite period of time so long as the asset continues to be utilized in our operations. In consideration of these renewal features, we assess the term of the lease agreements, which includes using judgment in the determination of which renewal periods and termination provisions, when at our sole election, will be reasonably certain of being exercised. Periods after the initial term or extension terms that allow for either party to the lease to cancel the lease are not considered in the assessment of the lease term. Additionally, we have elected to exclude leases with an original term of one year or less, including renewal periods, from the calculation of the lease liability and the offsetting right-of-use asset.
We used judgment in determining the discount rate upon which the present value of the future lease payments is determined. This rate is based on a collateralized interest rate corresponding to the term of the lease agreement using company, industry, and market information available.

Twelve Months Ended December 31, 2019
(Thousands)
Lease Cost:
Operating lease cost	$383
Variable lease cost	244
Total lease cost	$627

Cash paid for amounts included in the measurement of operating lease	$381

2019
(Thousands)
Other Information:
Right-of-use assets	$3,353
Operating lease liabilities:
Current	$207
Non Current liabilities	$3,145
Weighted-average remaining lease term - operating leases (years)	16.15
Weighted-average discount rate - operating leases	7.09%
As of December 31, 2019, the following table represents our operating lease maturities, including renewal provisions that we have assessed as being reasonably certain of exercise, for each of the years ended December 31:

(Thousands)
2020	$381
2021	381
2022	386
2023	386
2024	387
Thereafter	3,740
Total future lease payments	$5,661
Less amount representing interest	2,309
Total obligations under operating leases	$3,352

Total rent expense for 2018 and 2017 was $0.9 million and $1.4 million, respectively.
Note 4. Revenue Recognition
Contract Assets
The following table presents a reconciliation of our contract assets:

	2019	2018
	(Thousands)
Balance at beginning of period (January 1)	$—	$800
Payments received and deferred	—	(435)
Impairment of contract asset	—	(365)
Balance at end of period (December 31)	$—	$—

Contract Liabilities
Our contract liabilities primarily consist of advance payments from construction reimbursements, prepayments, and other billings for which future services are to be provided under the contract. These amounts are deferred until recognized in revenue when the associated performance obligation has been satisfied, which is primarily based on a units of production methodology over the remaining contractual service periods, and are classified as current or noncurrent according to when such amounts are expected to be recognized.
Contracts requiring advance payments and the recognition of contract liabilities are evaluated to determine whether the advance payments provide us with a significant financing benefit. This determination is based on the combined effect of the expected length of time between when we transfer the promised good or service to the customer, when the customer pays for those goods or services, and the prevailing interest rates. We have assessed our contracts for significant financing components and determined that one contract contains a significant financing component. As a result, we recognize noncash interest expense based on the effective interest method and revenue (noncash) is recognized utilizing units of production over the life of the corresponding customer contract.
The following table presents a reconciliation of our contract liabilities:

	2019	2018
	(Thousands)
Balance at beginning of period (January 1)	$79,527	$90,918
Payments received and deferred	24,506	9,422
Recognized in revenue	(23,192)	(20,813)
Balance at end of period (December 31)	$80,841	$79,527

The following table presents the amount of the contract liabilities balance as of December 31, 2019, expected to be recognized as revenue as performance obligations are expected to be satisfied:

(Thousands)
2020	25,835
2021	11,147
2022	9,055
2023	6,435
2024	4,649
2025	2,289
Thereafter	21,431
Total	$80,841

Remaining Performance Obligations
The following table presents the transaction price allocated to the remaining performance obligations under certain contracts as of December 31, 2019. These primarily include long-term contracts containing fixed payments associated with gathering services and offshore production handling. As a practical expedient permitted by ASC 606, this table excludes variable consideration as well as consideration in contracts that is recognized in revenue as billed. It also excludes consideration received prior to December 31, 2019, that will be recognized in future periods (see above for Contract Liabilities and the expected recognition of those amounts within revenue). As noted above, certain of our contracts contain evergreen and other renewal provisions for periods beyond the initial term of the contract. The remaining performance obligation amounts as of December 31, 2019, do not consider potential future performance obligations for which the renewal has not been exercised.

(Thousands)
2020	15,820
2021	14,854
2022	11,216
2023	9,223
2024	6,253
2025	4,703
Thereafter	14,466
Total	$76,535

Note 5.  Related Party Transactions

We have various business transactions with our members and subsidiaries and affiliates of our members. Revenues include sales to Williams of NGLs to which we take title, transportation, processing and excess natural gas. The related-party revenues associated with Williams in 2019, 2018, and 2017 were $42.7 million, $48.1 million, and $166.1 million, respectively. During 2019 and 2018, we paid Phillips 66 (an affiliate of DCP) an exchange fee of $0.7 million and $0.4 million. The amount is netted in product sales. Also, in 2018, we paid Phillips 66 $2 million for connection to their River Parish NGL system. We recorded the payment as an intangible asset. There were no other significant transactions with Phillips 66 in 2019, 2018, or 2017.

Processing commodity expense— affiliate includes natural gas purchases from Williams for fuel and shrink requirements.

We have no employees. Pipeline and plant operations are performed under operation and maintenance agreements with Williams. Most costs for materials, services and other charges are third-party charges and are invoiced directly to us. Operating and maintenance expenses— affiliate includes the following:

• Direct payroll and employee benefit costs incurred on our behalf by Williams;

• Transportation expense under a transportation agreement for pipeline capacity (five-year extension from 2020 to 2025) from Texas Eastern Transmission, LP (an affiliate of DCP) for $1.1 million in each of 2019, 2018 and 2017; and

• Storage expense under a 20-year agreement to store parts, tools and equipment in a warehouse owned by Williams PERK, LLC (an affiliate of WFS) through 2033 for $0.3 million in each of 2019, 2018 and 2017.

General and administrative expenses — affiliate includes a monthly operation and management fee paid to Williams to cover the cost of accounting services, computer systems and management services provided to us.

We also pay Williams a project management fee to cover the cost of managing capital projects. This fee is determined on a project by project basis and is capitalized as part of the construction costs. A summary of the payroll costs and project fees charged to us by Williams and capitalized are as follows:

	Years Ended December 31,
	2019	2018	2017
	(In thousands)
Capitalized labor	$205	$321	$464
Capitalized fee	294	203	179
Balance at December 31	$499	$524	$643
All our trade accounts receivable relates to revenues from contracts with customers.

Note 6.  Property, Plant, and Equipment

Property, plant, and equipment consisted of the following at December 31, 2019 and 2018:

			Estimated
	Years Ended December 31,		Depreciable
	2019	2018	Lives
	(In thousands)
Property, plant, and equipment:
Pipelines	$1,107,479	$1,110,217	25 - 35 years
Plant and other equipment	539,104	547,654	25 - 35 years
Buildings	31,521	31,521	25 - 35 years
Land and land rights	9,376	8,673	0 - 35 years
Construction work in progress	1,952	1,565
Total property, plant, and equipment	1,689,432	1,699,630
Less accumulated depreciation	676,907	620,255
Net property, plant, and equipment	$1,012,525	$1,079,375

Depreciation expense in 2019, 2018 and 2017 was $57.4 million, $61.7 million and $83.5 million, respectively.

Commitments for construction and acquisition of property, plant and equipment totaled $1.5 million at December 31, 2019.

Our asset retirement obligations relate primarily to our offshore platforms and pipelines and our onshore processing and fractionation facilities. At the end of the useful life of each respective asset, we are legally or contractually obligated to dismantle the offshore platforms, properly abandon the offshore pipelines, remove the onshore facilities and related surface equipment and restore the surface of the property.

A rollforward of our asset retirement obligation for 2019 and 2018 is presented below:

	Years Ended December 31,
	2019	2018
	(In thousands)
Balance at January 1	$137,189	$122,080
Accretion expense	7,341	7,231
Estimate revisions	(16,212)	12,602
New obligation incurred	—	—
Settlements	(196)	(4,724)
Balance at December 31	$128,122	$137,189

Note 7.  Intangible Assets

Gross intangible assets at December 31, 2019 and 2018 were $23.6 million and $23.3 million, respectively. Accumulated amortization at December 31, 2019 and 2018 was $12.1 million and $9.8 million, respectively. The amortization expense was $2.3 million for 2019, $2.1 million for 2018, and $2.0 million for 2017. The intangible assets are being amortized on a straight-line basis with lives between 10 and 20 years. Amortization expense is expected to be $2.4 million annually for the next four years and $1.0 million in 2025.

Note 8.  Commitments and Contingent Liabilities

Environmental Matters.  We are subject to extensive federal, state, and local environmental laws and regulations which affect our operations related to the construction and operation of our facilities. Appropriate governmental authorities may enforce these laws and regulations with a variety of civil and criminal enforcement measures, including monetary penalties, assessment and remediation requirements and injunctions as to future compliance. We have not been notified and are not currently aware of any material noncompliance under the various environmental laws and regulations.

Other.  We are party to various other claims, legal actions and complaints arising in the ordinary course of business. We estimate that, for all matters for which we are able to reasonably estimate a range of loss, our aggregate reasonably possible losses beyond amounts accrued for all of our contingent liabilities are immaterial to our expected future annual results of operations, liquidity, and financial position.  These calculations have been made without consideration of any potential recovery from third parties.  There are no significant matters for which we are unable to reasonably estimate a range of possible loss.

Note 9.  Financial Instruments, Concentrations of Credit Risk and Major Customers

Fair Value of Financial Instruments

Fair value is defined as the price which would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Assets and liabilities recorded or disclosed at fair value are categorized based upon the level of judgment associated with the inputs used to measure their fair values. These categories include (in descending order of priority): Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

The carrying value of cash and cash equivalents, accounts receivable, accounts payable, customer deposits, other current assets and other current liabilities approximate their fair value because of their short-term nature, and each represents a Level 1 estimate.

Concentrations of Credit Risk

Our cash equivalents balance is primarily invested in funds with high-quality, short-term securities and instruments that are issued or guaranteed by the U.S. government.

At December 31, 2019, substantially all of customer accounts receivable result from product sales and gathering from our largest customers. This concentration may impact our overall credit risk either positively or negatively, in that the entity may be similarly affected by industry-wide changes in economic or other conditions. As a general policy, collateral is not required for receivables, but customers’ financial condition and credit worthiness are evaluated regularly. Our credit policy and the relatively short duration of receivables mitigate the risk of uncollected receivables. We incurred no gain/loss on receivables in 2019, 2018 or 2017.

Major Customers

Williams accounted for $42.7 million (23.3%), $48.1 million (24.3%), and $166.1 million (40%), respectively, of our total revenues in 2019, 2018, and 2017. These revenues were for the sale of NGLs purchased from or received as compensation under processing contracts with third-party producers, transportation and processing.

During 2019, Occidental Petroleum Corporation (formerly Anadarko) accounted for $24.6 million (13.5%), and Walter Oil and Gas Corporation accounted for $18.8 million (10.3%) of our total revenues. These revenues were for gathering, processing, transportation, commodity consideration and other services.

During 2018, Occidental Petroleum Corporation accounted for $40.9 million (20.6%) of our total revenues. These revenues were for gathering, processing, transportation, commodity consideration and other services.

During 2017, ExxonMobil Corporation accounted for $68.6 million (16.6%), and Occidental Petroleum Corporation accounted for $53.7 million (13.0%), of our total revenues. These revenues were for gathering, processing, transportation and other services.

Note 10.  Rate and Regulatory Matters

Rate and Regulatory Matters.  Pursuant to the terms of its FERC Gas Tariff, DGT has the right to file, on an annual basis, a request with the FERC for a fuel lost-and-unaccounted-for gas (FL&U) percentage (“the retention rate”) to be assessed shippers for the upcoming fiscal year beginning July 1. On May 31, 2018, DGT filed to increase the FL&U retention rate from 0.0% (zero percent) to 0.13% per dekatherm (Dt) to be assessed on gas received into DGT’s system commencing July 1, 2018. The revised retention rate was based upon the actual fuel use, system loss and gas retained in 2017. On June 22, 2018, the FERC issued a letter order approving the requested retention rate revision. The actual system loss for 2018 was $1.5 million with FL&U recovered of $0.3 million. On May 21, 2019, DGT filed to increase the FL&U retention rate from 0.13% to 0.41% per Dt to be assessed on gas received into DGT’s system commencing July 1, 2019. The revised retention rate was based upon the actual fuel use, system loss and gas retained in 2018. On June 10, 2019, the FERC issued a letter order approving the requested retention rate. The actual system gains for 2019 was $0.1 million with FL&U recovered of $1 million. The above amounts were recognized in each year’s respective operating income.

On November 15, 2018, DGT filed its annual HMRE surcharge adjustment to maintain the currently effective $0.0500 per Dt surcharge for 2019. The filing reflected an additional $0.13 million of qualifying HMRE costs to be recovered by the surcharge. As reflected in the application, the total HMRE amount to be recovered over future periods was $9.4 million as of September 30, 2018. The Commission approved the requested surcharge by letter order dated December 11, 2018.

On November 14, 2019, DGT filed its annual HMRE surcharge adjustment to reduce its then current rate from $0.0500 per Dt to $0.0330 per Dt effective January 1, 2020. The filing reflected an additional $3.0 million of qualifying HMRE costs to be recovered by the surcharge. As reflected in the application, the total HMRE amount to be recovered over future periods was $5.3 million as of September 30, 2019. The Commission approved the requested surcharge by letter order dated December 20, 2019.

Note 11.  Subsequent Events

During January 2020, we made distributions to our partners totaling $5.0 million.